August 31, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:  AAON, Inc.
     Form 10-K for fiscal year Ended December 31, 2005
     Forms 10-Q for the Fiscal Quarter Ended March 31, 2006
     File No. 000-18953

Attention:  Ms. Nili N. Shah
            Branch Chief


Dear Ms. Shah,

This letter is in response to your letter dated July 5, 2006 (copy enclosed).

Form 10-K for Fiscal Year Ended December 31, 2005
-------------------------------------------------

Note 1. Business, Summary of Significant Accounting Policies and Other Financial Data

Segments, page 38
-----------------

1. We note your response to prior comment 2, which indicates the Company has three operating segments that are aggregated into one reportable segment for reporting purposes. With regards to your ACP segment, tell us why ACP gross profit and operating profit margins have been significantly less than Aaon, Inc. during 2003 and 2004, but exceeded Aaon margins in 2005 and the first quarter of 2006. The change in trends between ACP's and Aaon Inc.'s operating results lead us to believe that the operating statistics of these two segments are not converging, even though they temporarily appeared to have done so in 2005, and therefore are not economically similar. Please also be advised that if segments generally do not have similar economic characteristics, but in the current year have similar operating results and it is not expected that similar operating results will continue in the future, it should not be presumed that the segments should be aggregated for current-year segment disclosures. Refer to paragraphs 73-74 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

     Additionally, we note that your aggregation analysis did not solely rely on operating statistics of ACP and the comparison of those statistics to Aaon or Aaon Canada, as ACP products are vertically integrated with those of Aaon Inc. and Aaon Canada and the pricing of ACP products to other operating divisions is determined by the CODM. Please note that paragraph 80 of SFAS 131 discusses the Board's determination that consideration of pricing between vertically integrated segments would be a departure from the management approach to segments.

SEC Response                           2                         August 11, 2006

2. With regards to your Canadian operating segment, we note your view that although Canada's gross margins and gross margin percentages were significantly lower than Aaon's and ACP's during 2004 and 2005, you expect them to converge in the future. Please provide us with support for this conclusion, including (1) the timeframe in which you expect convergence of your Canadian segment's performance and (2) quantification of any specific anomalies in the Canadian segment's performance from May 2004 through March 31, 2006, which would explain the differences in this segment's performance in the past, but which would not have an effect in the future. Based on the operating results provided in your response, it does not appear that Canadian operations are economically similar. Therefore, it appears as if aggregation of Aaon Canada would not be appropriate.

1.   Response:
     ---------

     We manufacture certain parts that are components of completed heating, ventilation and air-conditioning (HVAC) units sold by AAON, Inc. (AAON) and AAON Canada (Canada) at our AAON Coil Products, Inc. (ACP) manufacturing facility in Longview, Texas. The production of components by ACP is part of the manufacturing process of AAON and Canada, similar to the fabrication of sheet metal parts in our AAON and Canada plants and both are parts utilized in the manufacturing of completed HVAC units. ACP sells its products to third parties only to the extent that ACP's capacity is not being utilized to support the HVAC business of AAON or Canada. Historically, approximately 80% of ACP's production has been utilized in the manufacturing of HVAC equipment at AAON and Canada. The remaining 20% of ACP's production is sold to third parties. On a consolidated basis, these third party sales at ACP account for only 5% of the Company's consolidated sales.

     After further consideration, we determined that ACP does not meet the definition of an operating segment as defined in paragraph 10 of SFAS 131. ACP does engage in business activities from which it may earn revenues and incur expenses and there is discrete financial information available related to ACP. However, the chief operating decision maker does not make decisions about resources allocated to the segment based on the operating results of ACP. Norman H. Asbjornson is the chief operating decision maker for AAON, ACP and Canada, as defined by SFAS 131. In that role, Mr. Asbjornson regularly reviews the results of operations of the company. Decisions related to resource allocation are made considering the production process for HVAC units in its entirety (which includes the component parts manufactured at ACP and AAON). Decisions on how to allocate limited resources are not based on relative performance of ACP compared to other operating segments because the production of component parts made in the AAON and ACP facilities are of equal importance to the manufacture of completed HVAC units. Mr. Asbornson does review information regarding ACP in the context of evaluating the manufacturing of component parts produced at ACP just as he reviews information related to various manufacturing departments at AAON. The purpose is to ensure profits are maximized on completed HVAC units.

SEC Response                           3                         August 11, 2006

     The same senior management oversees critical functions of each business unit. There is one Production Control Manager, Purchasing Manager, Sales Manager, Credit Manager, and Tax Manager that oversees their respective functions at each location. A significant component of senior management's compensation is through the issuance of incentive stock options granted to senior management based upon their contribution to the Company as a consolidated entity.

In management's discussion and analysis section of prior periodic filings, we have not seperately disclosed levels of sales, expenses or results of operations of ACP for the above stated factors.

2.   Response:
     ---------

     In our letter dated June 20, 2006, we indicated that although Canada's gross margins and gross margin percentage were significantly lower than AAON and ACP's during 2004 and 2005, management expects the margins to be consistent with AAON's in the future and that AAON and Canada have essentially the same future prospects once we have fully implemented our strategies for Canada. Certain factors contribute to our expectation that the performance of Canada will converge with AAON's performance in the future. Those factors include:

          - AAON bought Air Wise Sales out of bankruptcy in May, 2004. At that time no job estimating, costing, production or information technology systems were in place.

          - Poor margins were realized on orders in the process of being completed at the time Canada was acquired. We honored the existing order commitments in order to maintain the existing customer relationships; however, the poor margins negatively impacted the operating results of Canada. An early problem identified in Canada following the acquisition was an inability to adequately price the products to generate a sufficient gross margin. From the date of purchase to present, implementation of AAON'S pricing strategy is evolving as more information is available through system information and as quickly as the market can accept the changes.

          - Significant expenses were incurred in connection with information system upgrades that occurred during 2004 and 2005 which were not recurring expenses. Operating results in the future will be favorably impacted by the lack of direct expenses of system implementations and indirect improvements in the overall efficiencies yielded by effective information systems.

          - Subsequent to the acquisition, Canada underwent a significant facilities upgrade which included moving geographic locations. Labor costs were incurred in connection with moving production lines to different locations to improve operational efficiencies and related matters.

          - Canada's volume of production was not at or near capacity at the time the business was acquired.

          - Significant expenses were incurred during 2004 and 2005 to improve Canada's production process. The expenses included:

SEC Response                           4                         August 11, 2006

               o    Redesigning the production process to improve efficiencies;
               o Upgrading Canada's engineering capabilities to increase the speed at which orders can be processed;
               o    Excessive overtime;
               o Direct travel expenses related to AAON personnel traveling to Canada to assist in the productions and operations management of Canada's business; and
               o Under-absorbed overhead costs being reflected in current operations because the facility was operating at a level below capacity. We expect the Canada facility to operate at an acceptable capacity by 2007.

     - The implementation of AAON's pricing strategy designed to increase revenues and therefore favorably impact Canada's gross margins.

     While we haven't captured the information to quantify the impact of each of the above matters on the historical results of operations for Canada, the matters contributed to Canada's historical results of operations being significantly different than AAON's.

     We expect convergence of Canada's and AAON's performance to occur by the end of 2008. Our expectation is partly based on improved operating results at Canada that highlight the fact that our strategy is effective. The following table shows the gross margin percentage and the operating profit margins experienced by Canada in each of the eighteen months:

                                         AAON CANADA                                 AAON
                                        Year-to-Date                             Year-to-Date
                               Gross Profit      Operating Profit      Gross Profit        Operating Profit
                                 Margins             Margins             Margins               Margins

2005      January                -45.76%             -61.86%              18.88%                12.49%
          February               -47.40%             -63.67%              22.51%                15.91%
          March                  -50.34%             -68.28%              22.09%                15.67%
          ----------------- ------------------ --------------------- ------------------ -----------------------

          April                  -34.45%             -50.12%              20.90%                14.00%
          May                    -33.11%             -49.20%              19.73%                12.76%
          June                   -24.95%             -40.23%              19.29%                13.62%
          ----------------- ------------------ --------------------- ------------------ -----------------------

          July                   -18.87%             -32.16%              19.01%                13.11%
          August                 -15.17%             -28.68%              18.71%                12.87%
          September              -13.99%             -26.69%              18.45%                12.59%
          ----------------- ------------------ --------------------- ------------------ -----------------------

          October                -13.47%             -25.25%              17.81%                11.93%
          November               -15.19%             -26.72%              17.80%                11.69%
          December               -11.71%             -19.99%              18.09%                 9.98%
          ----------------- ------------------ --------------------- ------------------ -----------------------

2006      January                -18.59%             -27.63%              18.20%                12.42%
          February               -22.26%             -32.96%              18.54%                12.39%
          March                  - 8.36%             -14.47%              17.11%                11.78%
          ----------------- ------------------ --------------------- ------------------ -----------------------

          April                  - 6.97%             -13.14%              16.24%                10.28%
          May                    - 2.10%             - 8.20%              16.42%                10.28%
          June                   - 0.55%             - 6.28%              15.93%                10.49%
          ----------------- ------------------ --------------------- ------------------ -----------------------

SEC Response                           5                         August 11, 2006

     As reflected in the table above, the margins of Canada have shown steady improvement since the acquisition through the leadership of corporate management. We expect the gross profit and operating profit margins to continue to improve through 2008 when we expect the profitability of Canada to be similar to AAON. We will continue to monitor our progress towards our strategy to align Canada's production process and pricing strategies with AAON's so that Canada's operating performance becomes consistent with AAON's. If future results cause us to change our expectations with respect to the similarity of expected future economic characteristics of AAON and Canada, we will re-evaluate the appropriateness of aggregating the two operating segments for reporting purposes.

In connection with responding to your comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or questions, please feel free to contact the undersigned. We would further ask that you provide a copy of any additional comments or questions to our General Counsel, John B. Johnson, Esq., at Johnson, Jones, Dornblaser , Coffman & Shorb, Suite 2200, Bank of America Center, Tulsa, Oklahoma, 74119.


Sincerely,

/s/ Kathy I. Sheffield
----------------------
Kathy I. Sheffield
Vice President/CFO